UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 21, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A news release dated 12 January 2016  entitled ‘VODAFONE WINS €100M CONTRACT WITH SCOTTISHPOWER ENERGY NETWORKS’

2.             A Stock Exchange Announcement dated 04 January 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.             A Stock Exchange Announcement dated 04 January 2016 entitled ‘DIRECTOR DECLARATION’

4.             A Stock Exchange Announcement dated 12 January 2016 entitled ‘PUBLICATION OF PROSPECTUS’

5.             A Stock Exchange Announcement dated 18 January 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

6.             A news release dated 15 February 2016  entitled ‘UPDATE TO VODAFONE COUNTRY-BY-COUNTRY TAXATION AND TOTAL CONTRIBUTION TO PUBLIC FINANCES OVERVIEW’

7.             A Stock Exchange Announcement dated 01 February 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

8.             A Stock Exchange Announcement dated 01 February 2016 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

9.             A Stock Exchange Announcement dated 02 February 2016 entitled ‘DIRECTOR DECLARATION’

10.      A Stock Exchange Announcement dated 05 February 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

11.      A Stock Exchange Announcement dated 11 February 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

12.      A Stock Exchange Announcement dated 11 February 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

13.      A Stock Exchange Announcement dated 18 February 2016 entitled ‘Publication of Supplementary Prospectus’

14.      A Stock Exchange Announcement dated 22 February 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

15.      A  Stock Exchange Announcement dated 24 February 2016 entitled ‘PUBLICATION OF FINAL TERMS’

16.      A news release dated 07 March 2016  entitled ‘PIONEERING NEW ‘AMBULANCE TAXI’ SERVICE COULD HELP SAVE AT LEAST 2,700 LIVES OF PREGNANT MOTHERS AND BABIES IN RURAL TANZANIA EACH YEAR’

17.      A news release dated 14 March 2016  entitled ‘VODAFONE AND PHILIPS JOIN FORCES FOR CONNECTED LIGHTING AND SMART CITY SERVICES’

18.      A news release dated 15 March 2016  entitled ‘VODAFONE EXPANDS FOCUS ON ENTERPRISE SECURITY WITH CREATION OF NEW DEDICATED GLOBAL LINE OF BUSINESS’

19.      A news release dated 22 March 2016  entitled ‘VODAFONE AND SFR RENEW PARTNER MARKET AGREEMENT FOR FOUR YEARS’

20.      A news release dated 30 March 2016  entitled ‘WARREN FINEGOLD TO RETIRE FROM GROUP EXECUTIVE COMMITTEE’

21.      A Stock Exchange Announcement dated 01 March 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

22.      A Stock Exchange Announcement dated 02 March 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

23.      A Stock Exchange Announcement dated 14 March 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

24.      A Stock Exchange Announcement dated 29 March 2016 entitled ‘DIRECTOR DECLARATION’

25.      A Stock Exchange Announcement dated 30 March 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

26.      A Stock Exchange Announcement dated 31 March 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

12 January 2016

Vodafone wins €100m contract with ScottishPower Energy Networks

Vodafone has announced today a new €100 million four-year contract with ScottishPower Energy Networks, SP Energy Networks, to manage and upgrade performance monitoring and fault identification systems across the company’s electricity transmission and distribution networks covering more than 3.5 million homes and businesses across the UK.

Under the contract, Vodafone will operate and enhance remote monitoring data systems across more than 110,000 km of overhead lines and underground cables and more than 30,000 substations in Central and Southern Scotland, Merseyside and North Wales. Vodafone will also provide specialist support to SP Energy Networks to help implement new smart grid technologies and integrate generation from renewable sources such as solar and wind. Performance data gathered and analysed by Vodafone will assist SP Energy Networks in prioritising network improvement plans; the company is investing more than £6 billion over the next eight years to upgrade and enhance its infrastructure.

Vodafone Global Enterprise Chief Executive Jan Geldmacher said, “A world-class power distribution network relies on world-class digital communications to function effectively. We welcome the opportunity to work with ScottishPower in support of the company’s plans to meet the long-term needs of its customers.”

SP Energy Networks Chief Executive Officer, Frank Mitchell, added, “This is a major contract that is designed to enhance our network operations and ultimately benefit our 3.5 million customers.  We look forward to working with Vodafone who will provide communications systems that will help us to manage the day-to-day reliability of our network and plan for the future.”

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 30 September 2015, Vodafone had 454 million mobile customers and 12.5 million fixed broadband customers. For more information, please visit: www.vodafone.com

RNS: 7790K

04 January 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 December 2015:

Vodafone’s issued share capital consists of 28,813,387,198 ordinary shares of US$0.20 20/21 of which 2,258,276,689 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,555,110,509.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 7800K

04 January 2016

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Further to the announcement of 30 September 2015, the Company confirms the appointment of David Nish as a Non-Executive Director of the Company with effect from 1 January 2016.

As at 1 January 2016, David Nish and his connected persons held a total of 21,227 shares in the Company.

Additionally, in accordance with Listing Rule 9.6.14 (2), the Company announces that on 4 December 2015, David Nish was appointed as an independent non-executive director to the board of the London Stock Exchange Group.

David Nish has also accepted a nomination to join the board of the Zurich Insurance Group (“Zurich”) which the shareholders of Zurich will vote on at their Annual General Meeting to be held on 30 March 2016.

END

RNS: 6597L

12 January 2016

RNS PUBLICATION FORM

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 12 January 2016 (the “Prospectus”) relating to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”)

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/6597L_-2016-1-12.pdf

This Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact

Rosemary Martin

Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 1650M

18 January 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 15 January 2016 that on 14 January 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 224.27p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares

Nick Jeffery	112

Matthew Kirk	112

Ronald Schellekens	112

END

15 February 2016

Update to Vodafone country-by-country taxation and total contribution to public finances overview

Vodafone today published an update to its voluntary disclosure of the Group’s taxation and total contribution to public finances on a country-by-country basis to include financial information for the year ended 31 March 2015.

The report published today provides an updated overview of the Group’s total contribution to public finances in each of its countries of operation, including direct and indirect cash taxes paid as well as non-taxation-based government revenue contributions such as spectrum fees.

In 2014/15, Vodafone contributed more than £9.3 billion in cash to public finances in the Group’s countries of operation compared to £14.8 billion in 2013/14. The overall reduction in Vodafone’s contribution is mainly as a result of the sale of the Group’s US interests during 2013/14. In the UK, Vodafone paid £320 million in direct taxes in 2014/15.

Vodafone is one of very few multinational companies worldwide to make a voluntary disclosure on a country-by-country, ‘actual cash paid’ basis, including details and explanations of tax payments and key taxation matters.

The updated information can be found online at: www.vodafone.com/sustainability/tax2015

For further information:

Vodafone Group

Media Relations

www.vodafone.com/media/contact

Investor Relations

Telephone:  +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 December 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

RNS: 6931N

1 February 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 January 2016:

Vodafone’s issued share capital consists of 28,813,387,198 ordinary shares of US$0.20 20/21 of which 2,257,248,076 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,556,139,122.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 6948N

1 February 2016

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		16,942,010
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		62,380
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,879,630

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 February 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		31,583
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		320
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		31,263

Name of contact:		Tamara Northcott
Telephone number of contact:		+44 (0)7747 456 067

RNS 7747N

2 February 2016

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by Greene King plc on 2 February 2016, Philip Yea, non-executive director of Vodafone, has been appointed as a non-executive director of Greene King plc with immediate effect and will take over as chairman of Greene King plc on 2 May 2016.

He has recently stepped down as chairman of bwin.party digital entertainment plc following the successful completion of its acquisition by GVC Holdings.

END

RNS: 2264O

5 February 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R (1), the Company gives notice that it was advised by Computershare Trustees Limited on 4 February 2016 that the persons discharging managerial responsibility noted below, acquired the following number of Ordinary Shares of US$0.20 20/21 each in the Company on 3 February 2016, at the price of 217.918p per share through reinvestment of dividend in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	277
Matthew Kirk	228
Ronald Schellekens	144

END

RNS: 7826O

11 February 2016

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Schoellerbank AG on 10 February 2016 that, Serpil Timuray, a Person Discharging Managerial Responsibility of the Company, on 3 February 2016 acquired an interest in 14,793 Ordinary Shares in the Company at the price of 217.918p per Ordinary Share as a result of reinvestment of dividend income.

END

RNS: 8336O

11 February 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 February 2016 that on 10 February 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 203.313p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	122
Matthew Kirk	122
Ronald Schellekens	122

END

RNS: 4989P

18 February 2016

RNS PUBLICATION FORM

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 18 February 2016 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, please paste the following URL into the address bar of your browser.

Supplementary Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/4989P_-2016-2-18.pdf

Press Release in respect of the three months ended 31 December 2015 of Vodafone Group Plc

http://www.rns-pdf.londonstockexchange.com/rns/4989P_1-2016-2-18.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER — INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

RNS: 7851P

22 February 2016

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received from Schoellerbank AG on 22 February 2016 that, Serpil Timuray, a Person Discharging Managerial Responsibility of the Company, on 22 February 2016 acquired an interest in 10,850 Ordinary Shares in the Company at the price of 216.6p per Ordinary Share.

END

RNS: 0564Q

24 February 2016

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 24 February 2016 relating to €1,750,000,000 Floating Rate Notes due February 2019 (the “Floating Rate Notes”);

Final Terms dated 24 February 2016 relating to €1,250,000,000 1.250 per cent. Notes due 25 August 2021 (the “2021 Notes”);

Final Terms dated 24 February 2016 relating to €1,250,000,000 1.750 per cent. Notes due 25 August 2023 (the “2023 Notes”); and

Final Terms dated 24 February 2016 relating to €1,750,000,000 2.200 per cent. Notes due 25 August 2026 (the “2026 Notes” and together with the Floating Rate Notes, the 2021 Notes and the 2023 Notes, the “Notes”).

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0564Q_-2016-2-24.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0564Q_1-2016-2-24.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0564Q_2-2016-2-24.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0564Q_3-2016-2-24.pdf

A copy of each of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

7 March 2016

Pioneering new ‘ambulance taxi’ service could help save at least 2,700 lives of pregnant mothers and babies in rural Tanzania each year

•                  First-of-its-kind service launched in districts in Tanzania where maternal and infant mortality rates believed to be among highest in the world

•                  Districts Sengerema and Shinyanga are about the size of Belgium, have a population of at least two million and only 10 ambulances

•                  Vodafone’s M-Pesa used to pay taxi drivers when high-risk expectant mothers, many of whom are teenagers, are brought to hospital

Many hundreds of high-risk pregnant women in an area of Tanzania around the size of Belgium are not surviving pregnancy or are losing their babies as there is no means of getting them to hospital.

In response, a pioneering new toll-free emergency line has been launched by the Vodafone Foundation - alongside its NGO partners Pathfinder International and Touch Foundation and the U.S. Agency for International Development (USAID). The emergency line — equivalent to 112 in Europe, 911 in the US and 999 in the UK - could help save around 225 women’s and babies’ lives a month, and will see a network of 100 taxi drivers responding to emergency calls, taking pregnant women on what is often a three-hour journey to reach the nearest hospital. Once women arrive at hospital, the emergency taxi drivers are paid using Vodafone’s mobile payment service M-Pesa. A trial of the taxi service late last year in an area of Sengerema saved the lives of 323 women and babies.

Previously, there was no way for many pregnant women with serious complications, many of who are teenagers, to get to hospital in the districts of Sengerema and Shinyanga. Despite a population of two million people, only 10 ambulances service the expansive area, leading to large numbers of maternal and infant deaths.

As part of the wider programme, a network of 250 community health workers in Sengerema and Shinyanga have been taught Tanzania’s newborn and child health curriculum, and an additional 209 health workers have been trained in life-saving emergency obstetric and newborn care. Touch Foundation helped improve facilities in hospitals, including building two theatres for Caesarean sections.

A mobile application has also been developed for the community health workers, which lists more than 10,000 pregnant women and identifies those who are high risk cases.

Pathfinder International, whose role in the partnership involved working with community health workers and health centres, has separately worked with WeCareSolar to install solar suitcases in 58 facilities for provision of power, making night deliveries possible.

The Vodafone Foundation has been supporting maternal health in Tanzania since 2010. As part of the Vodafone Foundation’s Connecting for Good programme, Vodafone partnered with the Comprehensive Community Based Rehabilitation Tanzania (CCBRT) and various NGOs to help cure women who suffer from obstetric fistula. Thanks to the partnership and the use of M-Pesa - CCBRT uses M-Pesa to transfer funds for a patient’s travel to hospital — hundreds of women are now receiving the treatment they desperately need. The total number of surgeries increased from 268 in 2010 when M-Pesa was first introduced into the patient referral process to more than 3,000 in 2016, making it the largest fistula repair programme in the world. The maternal health programme in Tanzania is part-funded by USAID and the Swiss Re Foundation.

Vodafone Foundation Director Andrew Dunnett, said: “Our maternal health programme is another example of the transformative power of technology. Since 2010, our ‘text to treatment’ programme has benefitted more than 3,000 women living with debilitating maternal condition obstetric fistula. Now, this pioneering new service will provide a much-needed lifeline for thousands of high-risk pregnant women in Tanzania without access to emergency healthcare”.

Pathfinder International President and CEO Purnima Mane, said: “Our work in Tanzania is a true testament to our efforts to create better health outcomes for women worldwide. Through our partnership with Vodafone, we have been able to reach pregnant women with behaviour change interventions and appointment reminders—as well as provide health facilities with everything from trainings and services to solar lighting. As a result, we have reached more than 15,000 women and have seen a 53 per cent increase year over year in facility-based deliveries.We are looking forward to this next component of our program and the support it will provide to pregnant women in Tanzania — especially those deemed high risk.”

USAID Tanzania Acting Health Officer Director Bethany Haberer, said: “We can all be proud of the progress that is in evidence today, yet much work remains to be done.  Having achieved remarkable healthcare results in Sengerema, we need to consider the elements of this programme that can be replicated, taken to scale, and sustained - all with increased support from the Government of Tanzania.”

Note to editors

Pictures of the maternal health programme can be downloaded here:

https://www.flickr.com/gp/vodafonegroup/ydA4k6

A short video showing the emergency maternal health service:

https://www.youtube.com/watch?v=uvt2lkn4uRQ

For further information

Vodafone Group

Media Relations
www.vodafone.com/media/contact

About Vodafone Foundation

The Vodafone Foundation’s Connecting for Good programme combines Vodafone’s charitable giving and technology to make a difference in the world. Globally, the Vodafone Foundation supports projects that are focused on delivering public benefit through the use of mobile technology across the areas of health, education and disaster relief. The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes. The Vodafone Foundation is a UK registered charity, registered charity number 1089625.

About Pathfinder International

Pathfinder International http://www.pathfinder.org/  is driven by the conviction that all people, regardless of where they live, have the right to decide whether and when to have children, to exist free from fear and stigma, and to lead the lives they choose. Since 1957, we have partnered with local governments, communities, and health systems in developing countries to remove barriers to critical sexual and reproductive health services. Together, we expand access to contraception, promote healthy pregnancies, save women’s lives, and stop the spread of new HIV infections, wherever the need is most urgent. Our work ensures millions of women, men, and young people are able to choose their own paths forward.

About Touch Foundation

Touch Foundation http://www.touchfoundation.org/ improves the health of the Tanzanian people by strengthening the health system across different levels of care. Touch further expand its impact across Tanzania and beyond by sharing scalable models with the local and international public health community. Touch’s commitment to addressing Tanzania’s healthcare crisis is coupled with a philosophy that international development should not foster dependency, but rather work to effect long-lasting positive change. Touch prioritizes key areas of intervention and designs programs based on robust needs analyses. Touch then acts as a catalyst, facilitating collaboration between local and international partners to bring together the technical expertise required to drive improvements in Tanzania’s healthcare landscape.  Touch has developed and implemented its signature Treat & Train program, focusing on two key objectives: improving the quantity and quality of healthcare workers and enhancing healthcare delivery mechanisms. The Treat & Train program establishes an integrated healthcare and education network across facilities in the Lake Zone of Tanzania, which has a population of nearly 17 million.

About USAID

USAID is the lead U.S. Government agency working to end extreme global poverty and enable resilient, democratic societies to realize their potential. In Tanzania, USAID is supporting the country’s socio-economic transformation toward middle income status by empowering women and youth, achieving inclusive broad-based economic growth, and improving effective democratic governance.

About Swiss Re Foundation

Swiss Re Foundation is a non-profit organisation committed to care and concern for society and the environment.  Launched in 2012 by global reinsurer Swiss Re, the Foundation aims to make people more resilient towards natural hazards, climate change, population growth, water scarcity and pandemics, along with other challenges to society’s security, health and prosperity. It also supports community projects and employee volunteering in locations where Swiss Re has offices.

www.swissrefoundation.org

14 March 2016

Vodafone and Philips join forces for connected lighting and smart city services

Frankfurt, Germany - Vodafone announced today a new agreement to become a global Internet of Things (IoT) managed connectivity partner for Philips Lighting, a Royal Philips (NYSE: PHG, AEX: PHIA) company and the global leader in lighting. Under the agreement, the two companies will enable city authorities worldwide to implement smart street lighting systems which will be connected wirelessly, saving energy and making maintenance easier and more efficient.

The Philips CityTouch street lighting management system will use Vodafone’s world-leading machine-to-machine (M2M) network to connect individual light points. Every connected street lamp will contain a Vodafone M2M SIM. City authorities can then monitor and manage lighting through a user-friendly and highly flexible system while engineers will be able to check performance, identify faults and control the lighting remotely.

The joint offering allows city authorities to create an infrastructure that is easily scalable, and will be able to support other smart city applications in future.

Vodafone M2M Director, Erik Brenneis, said: “Lighting plays a key role in the smart city. Our agreement with Philips will see this technology transforming cities across the world backed by Vodafone’s world-leading innovation, technologies and networks.”

Bill Bien, SVP, Head of Strategy and Marketing, at Philips Lighting added: “Just less than 12% of the world’s street lights are LED and less than 2% are connected. We are at the start of a new era which will see highly energy efficient connected street lighting become the backbone of most smart cities. Robust, reliable wireless connectivity will help make this happen, linking streetlights with sensors, devices and management systems. By partnering with Vodafone we can work together to take light beyond illumination, helping to make cities more energy efficient, safer and ultimately more liveable.”

About Philips CityTouch:

CityTouch is an end-to-end street lighting management system that integrates connected devices and specialized services to transform cities’ lighting operations. Increasingly, stand-alone LED street lights are being connected and made intelligent using Philips CityTouch Ready street luminaires or by adding a Philips CityTouch connector node to existing street luminaires. Such connectivity offers a number of benefits:

•                  Typically additional 30-40% energy savings above the savings made by using LED lighting, as the connected lights can be dimmed or turned up as required — the right light level, at the right time, in the right place.

•                  Reduced maintenance cost and time from days to hours as real-time information on the status of each light point is relayed to the operator who can schedule crews to a precise location. No more driving around looking for faults.

•                  Network setup and commissioning happens automatically and when the CityTouch Ready luminaire or a connector node is installed it starts transmitting location data and operational information securely over the Vodafone network.

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 December 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

For further information

Vodafone Group

Media Relations

www.vodafone.com/media/contact

About Philips Lighting

Philips Lighting, the global leader in lighting and a Royal Philips (NYSE: PHG, AEX: PHIA) company, is the global leader in lighting products, systems, and services. We combine digital innovations with a deep understanding of how lighting positively affects people to provide rich experiences, new value and improve lives. Serving professional and consumer markets, we sell more energy efficient LED lighting than any other company and lead the industry in connected lighting systems and services. Our quality lighting transforms homes, buildings, and urban spaces. Our innovations help to promote comfort, security, well-being and productivity. In 2015 we had sales of EUR 7.4 billion and employed 33,000 people worldwide. As the lighting company for the Internet of Things we take light beyond illumination, providing innovation that matters to people.

15 March 2016

Vodafone expands focus on enterprise security with creation of new dedicated global line of business

Vodafone announced today that it has created a new global line of business dedicated to providing its enterprise customers with world-leading cyber security technologies and specialist advice and support. The new Vodafone Enterprise Security Services (VESS) line of business will bring together the Group’s current portfolio of security products under the leadership of Simon Church who will join the company in April as VESS Chief Executive reporting to Vodafone Group Enterprise Chief Executive Nick Jeffery. Simon Church was previously chief executive at NTT Com Security, formerly Integralis, and has held senior roles at Verisign and NetIQ.

Cyber security has become one of the biggest areas of concern for business with increased focus being driven by government initiatives, new legislation and high profile data breaches, recent market reports highlight that global spending in information security could reach over $75.4 billion1. VESS will offer an expanded range of products, services and support in areas including:

•                  cloud-based protection for business-critical applications;

•                  network perimeter management;

•                  threat detection and response; and

•                  security assessments and advisory services focused on customer security policy development, risk management and compliance processes.

VESS will work closely with a number of strategic security partners. This will include building on its existing relationship with BAE Systems Applied Intelligence to develop new products, services and capabilities designed to ensure Vodafone’s customers benefit from effective and reliable protection against constantly evolving cyber risks.

Vodafone Group Enterprise chief executive Nick Jeffery said: “Our customers know they face a wide range of cyber threats, many of which could materially impact their operations and brand. We know they’re looking for trusted partners with the right expertise to stand with them and help them secure their operations from end to end. Vodafone Enterprise Security Services is designed to meet that important need. Under the experienced leadership of Simon Church, VESS will be completely focused on helping our customers protect their businesses in an unpredictable world.”

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 December 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

Media Relations

www.vodafone.com/media/contact

1 Gartner report “Forecast Analysis: Information Security, Worldwide, 2015 update”

22 March 2016

VODAFONE AND SFR RENEW PARTNER MARKET AGREEMENT FOR FOUR YEARS

Partnership expanded to cover Altice Group operations in the Dominican Republic

Vodafone and SFR have renewed their partner market agreement for France for a further four years to 2020. In addition, Vodafone announces it has signed a strategic framework agreement with Altice for the Dominican Republic.

The renewed SFR agreement builds on the successful partnership between the two companies in France since 2002 and will ensure that SFR’s corporate and consumer customers will continue to benefit from enhanced, seamless roaming services across Vodafone’s operations in 26 countries and the 56 other countries where Vodafone partners with mobile networks.

Vodafone’s consumer and enterprise customers will continue to benefit from SFR’s strong presence in the French market. SFR’s 4G services are expected to cover more than 90% of the population of France by 2017.

Today, Vodafone has also signed a new Partner Market agreement with Altice in the Dominican Republic. Customers of Altice’s operations will now be able to roam seamlessly onto Vodafone’s network and Vodafone’s customers travelling to the Dominican Republic will enjoy full roaming services on Altice’s network.

Vodafone Partner Markets Chief Executive Stefano Gastaut said: “We are pleased to extend our long-standing relationship with SFR for another four years, enabling us to continue to bring our customers the best of Vodafone and SFR. I am also delighted that our partnership is now expanded to encompass Altice’s operations in the Dominican Republic, which means that Vodafone is now present in 82 countries, of which 57 are partners.”

Pascal Rialland, Head of B2B Altice said: “This strong collaboration with Vodafone, initiated more than 14 years ago, confirms SFR’s leading position in the French telecoms market. The combined footprint of both companies, enabling our customers to connect in more than 80 countries, offers a fantastic worldwide opportunity.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

SFR

Media Relations	Investor Relations
Valérie JAQUET / presse@sfr.com /+33 (0)1 85 06 05 50	www.sfr.com/nous-connaitre/discover-sfr/finance

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 December 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 37 companies in 57 countries.

About SFR

A global operator, SFR holds prime positions in all of France’s telecommunications market segments, from consumer to B-to-B, local authorities and wholesale. Being the sole owner of its infrastructures, the Group pairs two powerful networks and, thanks to its investments, SFR aims to rapidly extend its fiber and 4G coverage to every corner of the country whilst offering optimal service quality.

Building on from the existing top-tier fiber optics network and a leading mobile network, SFR aims to create the nation’s new leader in the combined broadband and mobile markets.  SFR offers a comprehensive range of Internet-access, fixed-line, mobile and audiovisual services.  SFR is also an expert for solutions in the fields of unified communications, Internet of Things and cloud computing for businesses.  On the Consumer segment, the Group operates under the SFR and RED by SFR brands. On the B-to-B segment, it operates under the SFR Business brand, serving over 190,000 companies.

The Group serves 21.9 million mobile customers and 6.4 million households subscribing to broadband services.

Listed on Euronext Paris (Euronext NUM) and owned by Altice group (78%), the Group posted turnover of €11 billion in 2015 and gathers a total of 14,500 men and women.

www.sfr.com

30 March 2016

WARREN FINEGOLD TO RETIRE FROM GROUP EXECUTIVE COMMITTEE

Vodafone today announced that Warren Finegold, its Group Business Development Director, has informed the company of his intention to retire from the Group Executive Committee on 30 June 2016.  Warren has agreed to act as an adviser to Vodafone’s Board and Executive Committee on future strategic projects from July 2016.

Warren has made a significant contribution to Vodafone’s strategic development since he joined the Executive Committee in April 2006, most notably through the $130 billion disposal of Vodafone’s interest in Verizon Wireless, the acquisitions of Kabel Deutschland and Ono and the acquisition of Hutchison’s interest in India.

Before joining Vodafone, Warren was the company’s principal M&A adviser as a Managing Director of UBS Investment Bank and Head of its Technology team.  Warren’s association with Vodafone began in 1988, when he was part of the investment banking team that took the company public. Subsequently he has advised on most of the transactions that shaped the Group including the acquisition of Mannesmann.

Vodafone Group Chief Executive Vittorio Colao said “Warren has been an outstanding colleague and adviser, who has made an immense contribution to Vodafone over nearly thirty years. I would like to thank him for his wisdom, insight, commitment and valued strategic advice. I wish him every happiness in his retirement and look forward to his continuing involvement as an adviser to Vodafone in the years ahead.”

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 57 more, and fixed broadband operations in 17 markets. As of 31 December 2015, Vodafone had 461 million mobile customers and 13 million fixed broadband customers. For more information, please visit: www.vodafone.com.

RNS: 6562Q

01 March 2016

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 29 February 2016:

Vodafone’s issued share capital consists of 28,813,394,708 ordinary shares of US$0.20 20/21 of which 2,255,571,489 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,557,823,219.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS: 8305Q

02 March 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 2 March 2016 that Ronald Schellekens, Group HR Director, acquired 6,233 ordinary shares of US$0.20 20/21 in the Company on 2 March 2016, at the price of 144.37p per share in connection with the 2012 3 year Sharesave plan.

END

RNS: 0333S

14 March 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited on 11 March 2016 that on 10 March 2016 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 216.97p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	116
Matthew Kirk	116
Ronald Schellekens	116

END

RNS: 3759T

29 March 2016

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, as announced by HSBC Holdings plc on 23 March 2016, David Nish, non-executive director of Vodafone, has been appointed as a non-executive director of HSBC Holdings plc with effect from 1 May 2016 and as a member of its Group Audit Committee.

END

RNS: 5927T

30 March 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today that, Richard Furse, the husband of Clara Furse, a Director of the Company, today acquired an interest in 25,000 Ordinary Shares in the Company at the price of 221.2p per Ordinary Share. As a result, Clara Furse now has a total interest in 25,000 Ordinary Shares (including the shares held by her husband).

Further, the Company also announces that notification was received today that, Mathias Döpfner, a Director of the Company, today acquired an interest in 11,500 Ordinary Shares in the Company at the price of 221.4p per Ordinary Share. As a result, Mathias Döpfner now has a total interest in 11,500 Ordinary Shares.

END

RNS: 7663T

31 March 2016

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received today that, Crispin Davis, a Director of the Company, on 30 March 2016 acquired an interest in 34,500 Ordinary Shares in the Company at the price of 222.8p per Ordinary Share. As a result, Crispin Davis now has a total interest in 34,500 Ordinary Shares.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 21, 2016	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company
Secretary